July 16, 2024

Felipe MacLean
Chief Executive Officer
Clover Leaf Capital Corp.
1450 Brickell Avenue, Suite 1420
Miami, FL 33131

       Re: Clover Leaf Capital Corp.
           Amendment No. 8 to Registration Statement on Form S-4
           Filed July 9, 2024
           File No. 333-274851
Dear Felipe MacLean:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 1, 2024 letter.

Amendment No. 8 to Registration Statement on Form S-4 filed July 9, 2024
General

1. We note your response to prior comment 4, as well as your revised disclosure that "Digital
       Ally has six (6) warrant holders, and all the warrant holders are entitled to their pro rata
       share of any distribution of Digital Ally   s assets, pursuant to the
warrants." We reissue the
       comment in-part. Revise your disclosure to clearly state that Digital Ally has opted to include its warrant holders in the distribution, even though they do not yet hold and may never hold common stock, and explain why, given that this appears to be an atypical way to effectuate the distribution of shares of a subsidiary. Further, clarify your references to
       "pro rata," by disclosing the ratio utilized to distribute the 30% of the Merger
       Consideration to your common stockholders and warrant holders, as it is not clear if the reference to "pro rata" as it relates to the warrants is with reference to the overlying or underlying security. Additionally, where you discuss the anticipated ownership of the
 July 16, 2024
Page 2

       combined company throughout the prospectus (e.g.,    Digital Ally
Stockholders will own
       approximately 17.9% of the Combined Company . . . ), revise to separately disclose the anticipated ownership of the Digital Ally warrant holders as distinct from the Digital Ally
       Stockholders.

       In connection therewith, we note your disclosure on page 212 that
[t]his joint proxy
       statement/prospectus registers under the Securities Act the potential distribution by the selling stockholder of 30% of the Combined Company Common Stock, in the aggregate of 7,854,578.2 shares of Combined Company Common Stock, received as
Merger
       Consideration immediately following the Closing, referred to herein as the Digital Ally
       Distribution.    Revise to clarify whether you are registering the
distribution of
       7,854,578.2, or in the alternative 3,253,260 shares, which is the amount you indicate in
       Exhibit 107. In this regard, it appears that the 7,854,578.2 shares represents the 70% of the shares that Digital Ally will retain following closing, given that the maximum merger consideration to be received by Digital Ally is 11,220,826.
        Please contact Ta Tanisha Meadows at 202-551-3322 or Angela Lumley at 202-551-3398
if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Mara Ransom at 202-551-3264 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Jessica Yuan